VIA EDGAR Correspondence

April 8, 2016

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:        John Reynolds, Assistant Director

Dear Sirs/Mesdames:

Re:

Uranium Energy Corp. (the "Company")
Registration Statement on Form S-3 filed April 1, 2016
File No. 333-210552
Acceleration Request for Registration Statement

Uranium Energy Corp., as the registrant of the above-captioned registration statement, hereby respectfully requests of the United States Securities and Exchange Commission (the "Commission") that the registration statement be permitted to become effective at 4:15 p.m., Washington, D.C. time, on Wednesday, April 13, 2016, or as soon thereafter as is practicable. Please advise our counsel, Thomas J. Deutsch of McMillan LLP, at telephone direct: (604) 691-7445 or facsimile direct: (604) 893-2679; of any questions you may have respecting this request.

        In connection with our request for acceleration we confirm that:

  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

URANIUM ENERGY CORP.

Per:       /s/ Pat Obara
Name:  Pat Obara
Title:    Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

Suite 320 - 1111 W. Hastings St. Vancouver BC V6E 2J3 | t (866) 748 1030 f (604) 682 3591 www.uraniumenergy.com NYSE MKT: UEC